Exhibit 12.1
PINNACLE WEST CAPITAL CORPORATION
COMPUTATION OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

	Nine Months
	Ended
	September 30,	Twelve Months Ended December 31,
	2009	2008	2007	2006	2005	2004
Earnings:
Income from continuing operations	$106,787	$225,298	$299,960	$316,265	$227,288	$242,887
Income taxes	45,307	73,009	151,697	155,855	129,533	133,771
Fixed charges	192,394	241,703	235,429	225,119	214,430	214,803

Total earnings	$344,488	$540,010	$687,086	$697,239	$571,251	$591,461

Fixed Charges:
Interest expense	$174,985	$216,017	$208,245	$196,826	$185,087	$183,527
Estimated interest portion of annual rents	17,409	25,686	27,184	28,293	29,343	31,276

Total fixed charges	$192,394	$241,703	$235,429	$225,119	$214,430	$214,803

Ratio of Earnings to Fixed Charges (rounded down)	1.79	2.23	2.91	3.09	2.66	2.75